UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

I -448

        /X/ Form 10-K /_/ Form 11-K /_/ Form 20-F / / Form 10-Q /_/ Form N-SAR

For Period Ended: December 31, 2003

Part 1 — Registrant Information

Full Name of Registrant — MESTEK, INC.

Form Name if Applicable —

Address of Principal Executive Office (Street and Number)

      260 North Elm Street,

City, State and Zip Code

      Westfield, Massachusetts 01085

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

The registrant cannot provide the information for the referenced Form 10-K for the period ending December 31, 2003 without unreasonable effort or expense by the filing deadline. As previously reported in the registrant’s Form 8-K filed with the Securities and Exchange Commission on August 28, 2003, a second tier subsidiary of the registrant filed a voluntarily petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The registrant requires additional time to gather and review all of the information needed to meet the extensive disclosure requirements related to the Chapter 11 filing.

Part IV — Other Information

(1)Name and telephone number of person to contact in regard to this notification

Stephen M. Shea	(413)	568-9571
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reported required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). /X/ Yes /_/ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/_/ Yes /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

MESTEK, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 30, 2004	By	/S/ Stephen M. Shea